Jocelyn M. Arel 617.570.1067 jarel @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 5, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long

Re:	BioAmber Inc.
Amendment No. 12 to Registration Statement on Form S-1
Filed April 3, 2013
File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated April 5, 2013 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to Amendment No. 12 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on April 3, 2013 (the “Registration Statement”), and includes updated responses to certain comments in the letter dated December 9, 2011 from the Staff of the Commission to Jean-François Huc, President and Chief Executive Officer of the Company.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 12 to the Company’s Registration Statement (“Amendment No. 12”) as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin K. Jaskot and Craig E. Slivka of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 12 and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

Comment No. 1

Exhibit 10.32 to your Form S-1 shows that you have appointed Mitsui & Co., Ltd. as the exclusive distributor of your products in Iran and Syria, among other countries. Iran and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include disclosure regarding operations associated with Iran or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and/or Syria, if any, whether through direct or indirect arrangements. Your response should describe any products, materials, or technology that you have provided or intend to provide to Iran and/or Syria, directly or indirectly, and any agreements, arrangements, or other contacts with the government of those countries or entities they control.

RESPONSE: The Staff has identified an agreement between the Company and a Japanese company, Mitsui & Co., Ltd. (“Mitsui”), by which the Company has appointed Mitsui to serve as the exclusive distributor of the Company’s biobased succinic acid1 within a defined territory. That defined territory, which lists 63 of the countries and territories commonly regarded as comprising Asia, includes references to Iran and Syria. However, the reference to these two sanctioned countries within the defined territory was made in error, as there has never been any intention on the part of the Company to authorize the distribution of its products to countries that are the subject of U.S. economic sanctions. The Company has confirmed with Mitsui that none of the Company’s product has been exported directly or indirectly to Iran or Syria. Product distributed to date under the distribution agreement with Mitsui has been exported only from France to Japan, and the Company is not aware of any of its product having been re-exported from Japan.

The Company has communicated in writing to Mitsui that none of the Company’s products may be reexported to Iran or Syria for so long as either is subject to U.S. economic sanctions prohibiting the export or re-export of U.S.-origin products. Further, the Company and Mitsui will amend the distribution agreement to remove Iran and Syria (as well as North Korea) from the defined territory. A copy of the correspondence sent to Mitsui in connection with this issue is being provided to the Staff supplementally and is enclosed with this Letter.

The Company has not had any contacts, direct or indirect, with Iran, Syria, or any other country that is subject to comprehensive U.S. economic sanctions, and the Company anticipates no future such contact without appropriate authorization from the Office of Foreign Assets Control, U.S. Department of the Treasury, or from such other U.S. government agency with jurisdiction over such contact.

[1]	Succinic acid is a dicarboxylic acid. Though it can be used to manufacture a wide variety of every day products, including plastics, food additives and personal care products, and can be used as a building block for a number of derivative chemicals, it has no applications known to the Company that are specifically geared to military use.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

Comment No. 2

Please discuss for us the materiality of any contacts with Iran and/or Syria that you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Syria.

RESPONSE: The Company respectfully advises the Staff that it does not have any contacts with Iran or Syria and refers the Staff to the Company’s response to Comment 1 above.

Comment No. 51 in the letter dated December 9, 2011 from the Staff of the Commission

If a stock split will occur immediately prior to this offering, we remind you to revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they can include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that the Company intends to effect a stock split to be approved by the Company’s Board of Directors. The purpose of the stock split is to target an appropriate initial price per share of the Common Stock in connection with the offering covered by the Registration Statement. The Company has not yet determined the ratio for the potential stock split. Once the Company has determined the stock split ratio, the Company will file a pre-effective amendment to the registration statement with revisions to the financial statements and disclosures throughout the registration statement to give retroactive

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

effect to the stock split, and the Draft Independent Registered Chartered Accountants opinion will be correspondingly included. The Company currently intends to file such amendment during the week of April 8, 2013.

Comment No. 52 in the letter dated December 9, 2011 from the Staff of the Commission

Please provide us with an analysis of all equity issuances since October 1, 2010 as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

•	Indicate whether the fair value was contemporaneous or retrospective.

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

•

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

RESPONSE: The Company is currently working with its underwriters to determine the IPO price range. The underwriters are in the process of completing their valuation analysis but have confirmed to the Company that the price range will likely be below the valuation of the Company based on its two most recent private financings November 4, 2011 and February 6, 2012, respectively (the “Last Financings”). On November 4, 2011, the Company issued an aggregate of 20,061 shares of common stock in a private placement at a per share price of $997.00 for aggregate consideration of approximately $20 million, while on February 6, 2012, the Company issued an aggregate of 10,030 shares of common stock in a private placement at a per share price of $997.00 for aggregate consideration of approximately $10 million. The post-money valuation of the Company following the Last Financings was $390 million. Since November 3, 2011, the Company has granted all stock options at $997.00 per share.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

Accordingly, it is likely that all options granted since November 3, 2011 will have exercised prices in excess of the mid-point of the price range. Once the likely IPO price range is determined, the Company will provide the Staff with the remaining information, if any, so that it may complete its evaluation of the Company’s response.

The Company previously provided a table summarizing all equity issuances and valuations of the Company between October 1, 2010 to June 27, 2011 in its letter dated December 21, 2011 to Pamela A. Long of the Staff. The following table summarizes all the equity issuances and valuations of the Company since June 27, 2011.

Date	Parties	Purpose of the issuance	Number of Shares	Fair Value Per Share	Fair Value Determination	Accounting
8/15/11	• Kurt Briner	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	500 options	$369.14	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in April 2011 in which 121,904 shares of common stock were issued at $369.14. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation
8/29/11	• Heinz Haller • Brett Bogenschutz	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	750 options	$369.14
9/7/11	• Raymond Balee	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	1,000 options	$369.14
9/12/11	• Andrew Ashworth	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	1,600 options	$369.14
11/3/11	• Tom Dries • Goutham Vemuri • Kenneth W. Wall • Raymond Land	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	4,100 options	$997.00	The fair value was prospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed on November 4, 2011 in which 20,061 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to the proximity of the option grant date to the closing of the private placement on November 4, 2011 and no material developments in the Company in that time period.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation
11/4/11	• Naxamber S.A. • FCPR Sofinnova Capital VI • Mitsui & Co. Ltd. • Cliffton Equities Inc.	On November 4, 2011, the Company issued an aggregate of 20,061 shares of common stock in a private placement at a per share price of $997.00 for aggregate consideration of approximately $20 million.	20,061 shares	$997.00	The fair value was contemporaneous. The investors negotiated the price per share with the Company’s board of directors.	—
12/6/11	• Fabrice Orecchioni • Pablo Merheb • Anne Waddell • Wladimir Moraes	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	2,500 options	$ 997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in November 2011 in which 20,061 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

2/6/12	• LANXESS Corporation	On February 6, 2012, the Company issued an aggregate of 10,030 shares of common stock in a private placement at a per share price of $997.00 for aggregate consideration of approximately $10 million.	10,030 shares	$997.00	The fair value was contemporaneous. The investor negotiated the price per share with the Company’s board of directors.	—
2/23/12	• Robert Sanger • Victor Kamantauskas • Richard Jacobson • Kristine Weigal • Ashley Skarnes • Jared Oasheim • Tara Mullen • Helene Chiasson	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	2,250 options	$997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in February 2012 in which 10,030 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation
5/10/12	• Tom Frey • Cyril Lepretre • Aja Bayer • Ashley Olson • Kenneth W. Wall • Kristine Weigal	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	1,400 options	$997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in February 2012 in which 10,030 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation
6/14/12	• Catherine Babowicz • Cathy Hass	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	500 options	$997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in February 2012 in which 10,030 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation
9/13/12	• John Super • Holly Morgan • Alfred Carlson • Nicolas Florent • Nicolas Sanders • Christopher Mercogliano • Swati Saurkar	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	1,250 options	$997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in February 2012 in which 10,030 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

9/13/12	• Daniela Orecchioni • Olivia Richardson • Mukund Rao	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	450 options	$997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in February 2012 in which 10,030 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation
2/7/13	• Michael Bolmer	Stock option issuance under the BioAmber Stock Incentive Plan dated December 8, 2008.	100 options	$997.00	The fair value was retrospective. The fair value was determined by the board of directors to be the fair value negotiated between the board and the shareholders per the private placement that closed in February 2012 in which 10,030 shares of common stock were issued at $997.00. The basis for determination of the valuation of the option grants was due to no material developments in the Company from the closing date of the private placement and the option grant date.	Accounted for in accordance with ASC 718 Compensation- Stock Compensation

The fair value of the common stock underlying the Company’s stock options has historically been determined by the Company’s board of directors. In the absence of a public trading market for the Company’s common stock, the Company’s board of directors has determined the fair value of the common stock by considering numerous objective and subjective factors including:

•	the prices for the Company’s common stock sold to investors in arms’ length transactions;

•	the Company’s stage of development;

•	the execution of strategic and development partnership agreements;

•	the hiring of key personnel;

•	the status of product development;

•	the risks inherent in the development and expansion of the Company’s products;

•	the lack of an active public market for the Company’s common stock;

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given prevailing market conditions; and

•	trends in renewable fuels and chemicals industries as well as macro-economic conditions.

The assumptions used in determining fair value of stock-based awards represent management’s and the Company’s board of director’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, on a prospective basis if factors change the Company will use different assumptions and it is possible that the Company’s stock-based compensation could be materially different in the future.

As described above, in August 2011 through September 2011, the Company granted to certain of its employees and one member of its board of directors options to purchase 3,850 shares of common stock at an exercise price of $369.14 per share. In setting the fair value of the Company’s common stock at $369.14, the board of directors considered that in May 2011, after negotiations between the board of directors and a new investor, Naxamber S.A., the Company closed a private placement in which it issued shares of common stock and warrants at per share price of $369.14. The board of directors believed that $369.14 continued to represent the fair value of the common stock at this time because the business had not changed fundamentally since May 2011 and a liquidity event continued to be remote.

As described above, in November 2011, the Company granted to certain of its employees options to purchase 4,100 shares of common stock at an exercise price of $997.00 per share. In setting the fair value of the common stock at $997.00, the board of directors considered that the Company was in contemporaneous negotiations with investors to close a private placement, which closed on November 4, 2011, and in which the Company issued shares of common stock at per share price of $997.0. The board of directors believed that $997.00 continued represented the fair value of the common stock at this time because the private placement negotiations were substantially complete at the time of the option grants.

As described above, in December 2011, the Company granted to certain of its employees options to purchase 2,500 shares of common stock at an exercise price of $997.00 per share. In setting the fair value of the common stock at $997.00, the board of directors considered that in November 2011, after negotiations between the board of directors and investors, the Company closed a private placement in which it issued shares of common stock at per share price of $997.00. The board of directors believed that $997.00 continued to represent the fair value of the common stock at this time because the business had not changed fundamentally since November 2011 and a liquidity event continued to be remote.

As described above, in February 2012 through February 2013, the Company granted to certain of its employees options to purchase 5,950 shares of common stock at an exercise price of $997.00

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Pamela A. Long

April 5, 2013

per share. In setting the fair value of the common stock at $997.00, the board of directors considered that in February 2012, after negotiations between the board of directors and LANXESS Corporation, the Company closed a private placement in which it issued shares of common stock at per share price of $997.00. The board of directors believed that $997.00 continued to represent the fair value of the common stock at this time because the business had not changed fundamentally since February 2012 and a liquidity event continued to be remote. The board of directors did not conduct contemporaneous or retrospective valuations of the common stock in connection with these grants because of the immaterial size of the awards and the cost of such valuations.

If you require additional information, please telephone either Michael J. Minahan at (617) 570-1021 or the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel

Jocelyn M. Arel, Esq.

cc:	Jean-François Huc, BioAmber Inc.
Andrew Ashworth, BioAmber Inc.
Michael J. Minahan, Esq., Goodwin Procter LLP
Angelo Bracaglia, Deloitte LLP